PROSPECTUS SUPPLEMENT (To Prospectus dated September 19, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-1337405

STRATOS GLOBAL CORPORATION

$150,000,000 principal amount of our 9 7/8% Senior Notes due 2014

Recent Developments

     Stratos Global Corporation (“we”) announced today that we intend to seek temporary adjustments for 2007 to certain of the financial covenants under our senior credit facilities. The proposed adjustments are designed to address restrictions that become more progressive at the end of the first quarter of 2007 under the current terms of our senior credit facilities. The proposed adjustments, which must be approved by a majority vote (based on outstanding commitments) of the existing lenders under our senior credit facilities, would provide us with additional flexibility while we complete the integration of Xantic B.V. No assurance can be given that we will be successful in obtaining these adjustments.

You should carefully consider the risk factors beginning on page 14 of the Prospectus before investing.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

January 31, 2007